Filed by Nocturne Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nocturne Acquisition Corporation

Commission File No.: 333-273986

Date: February 28, 2024

NOCTURNE ACQUISITION CORPORATION

P.O. Box 25739
Santa Ana, CA 92799
(650) 935-0312

NOTICE OF EXTRAORDINARY GENERAL MEETING

TO BE HELD ON MARCH 19, 2024

TO THE SHAREHOLDERS OF NOCTURNE ACQUISITION CORPORATION:

You are cordially invited to attend the extraordinary general meeting (the “Special Meeting”) of Nocturne Acquisition Corporation (the “Company,” “Nocturne,” “we,” “us” or “our”), originally scheduled for 9:00 a.m. Eastern Time on Tuesday, January 30, 2024, and later postponed to 9:00 a.m. Eastern Time on Tuesday, March 19, 2024. The Special Meeting will be held virtually, at https://www.cstproxy.com/nocturneacquisition/2024. For the purposes of the Company’s articles of association, the physical place of the meeting will be 200 Spectrum Center Dr, Irvine, CA 92618. At the Special Meeting, the shareholders will consider and vote upon the following proposals (the “Required Proposals”):

1.	A proposal, by special resolution, to change the corporate structure and domicile of the Company by way of continuation from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware, and to change the name of the Company from “Nocturne Acquisition Corporation” to “Cognos Therapeutics Holdings, Inc.,” both to be effected prior to the closing (the “Closing”) of the proposed business combination transactions between the Company and Cognos Therapeutics, Inc., a corporation incorporated in the State of Delaware (“Cognos”), contemplated by that certain Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) between the Company and Cognos (such transactions, the “Business Combination” and, such proposal, the “Domestication Proposal”).

2.	A proposal, by ordinary resolution, to approve the Merger Agreement, a copy of which is attached to this proxy statement/prospectus as Annex A, and the transactions contemplated thereby, including, among other things, the Business Combination (the “Transaction Proposal”).

3.	A proposal, by ordinary resolution, to approve, for purposes of complying with the applicable Nasdaq listing rules, the issuance of more than 20% of the Company’s issued and outstanding shares of Common Stock in connection with the Business Combination (the “Issuance Proposal”).

4.	A proposal, by special resolution, to approve and adopt the proposed Interim Certificate of Incorporation to be in effect as of the Domestication and prior to the Effective Time, and the proposed Bylaws of the Company to be in effect as of the Domestication, in the forms attached hereto as Annex B and Annex C, respectively (the “Interim Charter Proposal”).

5.	A proposal, by special resolution, to approve and adopt the proposed Certificate of Incorporation, to be in effect at the Effective Time, in the form attached hereto as Annex D (the “Charter Proposal”).

6.	A proposal to approve, on a non-binding advisory basis, certain changes to the proposed Certificate of Incorporation and proposed Bylaws of the combined company on a post-closing basis based on a review of certain material differences between Nocturne’s existing organizational documents and the proposed Certificate of Incorporation and proposed Bylaws (the “Organizational Documents Proposal”).

7.	A proposal, by ordinary resolution, to approve the long-term equity incentive plan (“LTIP”) that provides for the ability to grant stock purchase rights with respect to common stock of the Combined Company (the “Combined Company Common Stock”) to employees of the Combined Company and its subsidiaries, in the form attached hereto as Annex E (the “LTIP Proposal”).

8.	A proposal, by ordinary resolution, to allow the chairman of the Special Meeting to adjourn the Special Meeting to a later date or dates, if necessary, (i) to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Domestication Proposal, the Transaction Proposal, the Issuance Proposal, the Interim Charter Proposal, the Charter Proposal, the Organizational Documents Proposal or the LTIP Proposal, but no other proposal if the Required Proposals are approved or if we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived or (ii) if the Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals (the “Adjournment Proposal”).

Each of the Domestication Proposal, the Transaction Proposal, the Issuance Proposal, the Interim Charter Proposal, the Charter Proposal, the Organizational Documents Proposal, the LTIP Proposal and the Adjournment Proposal is more fully described in the proxy statement/prospectus previously mailed to you (the “Proxy Statement/Prospectus”). You will be able to attend and participate in the Special Meeting online by visiting https://www.cstproxy.com/nocturneacquisition/2024. Please see “Questions and Answers about the Special Meeting — How do I attend the Special Meeting, and will I be able to ask questions?” for more information.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” EACH OF THE DOMESTICATION PROPOSAL, THE TRANSACTION PROPOSAL, THE ISSUANCE PROPOSAL, THE INTERIM CHARTER PROPOSAL, THE CHARTER PROPOSAL, THE ORGANIZATIONAL DOCUMENTS PROPOSAL, THE LTIP PROPOSAL AND, IF PRESENTED, THE ADJOURNMENT PROPOSAL.

The sole purpose of the Domestication Proposal is to change the Company’s jurisdiction of incorporation by deregistering as an exempted company in the Cayman Islands and continuing and domesticating as a corporation incorporated under the laws of the State of Delaware (the “Domestication”). In connection with the Domestication, Nocturne will change its name from “Nocturne Acquisition Corporation” to “Cognos Therapeutics Holdings, Inc.” The Board believes that it would be in the best interests of the Company to effect the Domestication to enable the Company to avoid certain taxes that would be imposed on the Combined Company if it were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

In addition, the Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by the Combined Company’s officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate in Delaware and in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many major corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the manner the Company is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in Delaware and consequently its status as the state of incorporation of a majority of U.S. corporations, the Delaware courts have developed considerable expertise in dealing with corporate issues. Delaware courts have also established a substantial body of case law interpreting the Delaware General Corporate Law (the “DGCL”) and favorable public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to the Combined Company’s corporate legal affairs. The purpose of the Adjournment Proposal is to allow the Company to adjourn the Special Meeting (i) to a later date or dates if we determine that additional time is necessary to permit further solicitation and vote of proxies in the event that there are insufficient votes to approve the Domestication Proposal or if we determine that additional time is necessary to effectuate the Domestication or (ii) if the Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals.

The Domestication Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting. Approval of the Domestication Proposal is a condition to the implementation of the Domestication.

Each of the Interim Charter Proposal and the Charter Proposal requires a special resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of at least two-thirds of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

Each of the Transaction Proposal, the Issuance Proposal, the Organizational Documents Proposal, the LTIP Proposal and the Adjournment Proposal requires an ordinary resolution under Cayman Islands law, being the affirmative vote of the holders of a majority of the ordinary shares who, being present in person (including virtually) or represented by proxy and entitled to vote at the Special Meeting, vote at the Special Meeting.

The Special Meeting was originally scheduled for 9:00 a.m. Eastern Time on January 30, 2024, and on January 30, 2024 was postponed to February 6, 2024, at 10:00 a.m. Eastern Time, and on February 5, 2024 was postponed again to February 27, 2024, at 9:00 a.m. Eastern Time, and on February 26, 2024 was postponed against to March 19, 2024 at 9:00 a.m. Eastern Time, to provide additional time for the Company’s shareholders to review the changes to the terms of the Merger Agreement resulting from Amendment No. 2 to the Merger Agreement, the Helena Investment (as described in the Proxy Statement/Prospectus), the Helena Transfer Agreement (as described in the Proxy Statement/Prospectus) and the A&R Sponsor Forfeiture Agreement (as described in the Proxy Statement/Prospectus). The record date for determining the Company’s shareholders entitled to receive notice of and vote at the Special Meeting and any adjournment or postponement thereof has not changed and remains the close of business on December 29, 2023 (the “Record Date”). Only holders of record of the Company’s ordinary shares on that date are entitled to have their votes counted at the Special Meeting or any adjournment or postponement thereof. A complete list of shareholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the Company’s principal executive offices for inspection by shareholders during ordinary business hours for any purpose germane to the Special Meeting.

We are providing holders of our ordinary shares (which are defined as ordinary shares of a par value of $0.0001 in the share capital of the Company) that were issued as part of the units issued in the Company’s initial public offering (the “IPO”) and the units offered in the IPO (the “public units,” and such ordinary shares, the “public shares,” and the holders — other than (1) Nocturne Sponsor, LLC, a Delaware limited liability company (“Sponsor”), (2) shareholders immediately prior to the consummation of the IPO (“founders,” and shares held by the founders prior to the consummation of the IPO, “founder shares”), or (3) any person appointed to serve as an officer of the Company (“officers”) or elected to serve as a director of the Company (“directors”) — of the public shares, the “public shareholders”) with the opportunity to elect to redeem all or a portion of their ordinary shares in connection with the Special Meeting, in accordance with our existing amended and restated memorandum and articles of association (the “A&R Memorandum and Articles”). Public shareholders may redeem their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account established by Nocturne in connection with its IPO (the “trust account”) as of two business days prior to the consummation of the Business Combination, including any interest earned on the trust account deposits (which interest shall be net of taxes payable), divided by the number of then outstanding public shares (the “Election”), regardless of whether such public shareholders vote on the Required Proposals. However, unless the NTA Amendment (as defined below) is approved at the NTA Meeting (as defined below), we may not redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. On February 5, 2024, we filed a definitive proxy statement to obtain the approval of our stockholders at a special meeting (the “NTA Meeting”) of an amendment (the “NTA Amendment”) to our A&R Memorandum and Articles that would allow us to redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001, which was approved at the special meeting of stockholders held on February 22, 2024. In addition, if for whatever reason the Business Combination is not consummated, public shareholders who do not make the Election would be entitled to have their public shares redeemed for cash if the Company has not completed an alternative business combination by April 5, 2024 (or a date on any of the one-month increments between April 5, 2024 and July 5, 2024, if Nocturne’s Board elects to approve an extension to such date, as disclosed in Nocturne’s proxy statement, filed with the SEC on December 11, 2023).

The Company estimates that the per share price at which the public shares may be redeemed will be approximately $11.74 at the time of the Special Meeting. The closing price of the Company’s ordinary shares on the Nasdaq on February 27, 2024 was $10.50. Accordingly, if the market price were to remain the same until the date of the Special Meeting, exercising redemption rights would result in a public shareholder receiving $1.24 more per share than if such shareholder sold their public shares in the open market. The Company cannot assure public shareholders that they will be able to sell their public shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in such securities when such shareholders wish to sell their shares.

The Transaction Proposal, if adopted, will approve the Agreement and Plan of Merger and Reorganization by and between Nocturne and Cognos and the transactions contemplated thereby, including the Business Combination. You are being asked to vote on the Business Combination.

The Issuance Proposal, if adopted, will approve the issuance of more than 20% of the Company’s issued and outstanding Common Stock in connection with the Business Combination.

The Interim Charter Proposal, if adopted, will approve the proposed Interim Certificate of Incorporation (as defined below), to be in effect as of the Domestication and prior to the Effective Time, and the proposed Bylaws of the Company, to be in effect as of the Domestication.

The Charter Proposal, if adopted, will approve the proposed Certificate of Incorporation (as defined below), to be in effect at the Effective Time (as described in the Proxy Statement/Prospectus).

The Organizational Documents Proposal, if adopted, will approve, on a non-binding advisory basis, certain changes to the proposed Certificate of Incorporation and proposed Bylaws of the Combined Company on a post-closing basis based on a review of certain material differences between the Company’s existing Articles of Association and A&R Memorandum and Articles (“Existing Organizational Documents”) and the proposed Interim Certificate of Incorporation (the “Interim Certificate of Incorporation”), the proposed Certificate of Incorporation (the “Certificate of Incorporation”) and the proposed Bylaws (the “Bylaws” and, together with the Certificate of Incorporation, the “Combined Company Organizational Documents”).

The LTIP Proposal, if adopted, will approve the LTIP that provides for the ability to grant stock purchase rights with respect to Combined Company Common Stock to employees of the Combined Company and its subsidiaries.

The Adjournment Proposal, if presented and adopted, will allow our Board to adjourn the Special Meeting (i) to a later date or dates, if necessary or appropriate, to permit further solicitation of proxies. The Adjournment Proposal will be presented to our shareholders only in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Required Proposals or (ii) if the Board determines before the Special Meeting that it is not necessary or no longer desirable to proceed with the proposals.

The Company reserves the right at any time to cancel the Special Meeting (by means of adjourning the Special Meeting sine die) and not to submit to its shareholders any of the proposals. In the event the Special Meeting is cancelled and the Business Combination is not consummated, the Company will liquidate and dissolve in accordance with its A&R Memorandum and Articles.

You are being asked to vote on the Business Combination at this time. To exercise your redemption rights, you must tender your shares to the Company’s transfer agent at least two business days prior to the Special Meeting. You may tender your shares by either delivering or tendering your shares (and share certificate(s) (if any) and other redemption forms) to the transfer agent or by delivering or tendering your shares electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system. If you hold your shares in street name, you will need to instruct your bank, broker or other nominee to withdraw the shares from your account in order to exercise your redemption rights.

After careful consideration of all relevant factors, our Board has determined that the Domestication Proposal, the Transaction Proposal, the Issuance Proposal, the Interim Charter Proposal, the Charter Proposal, the Organizational Documents Proposal, the LTIP Proposal and, if presented, the Adjournment Proposal are advisable and recommends that you vote or give instruction to vote “FOR” each of the Domestication Proposal, the Transaction Proposal, the Issuance Proposal, the Interim Charter Proposal, the Charter Proposal, the Organizational Documents Proposal, the LTIP Proposal and, if presented, the Adjournment Proposal.

Enclosed is the proxy statement containing detailed information concerning the Domestication Proposal, the Transaction Proposal, the Issuance Proposal, the Interim Charter Proposal, the Charter Proposal, the Organizational Documents Proposal, the LTIP Proposal, the Adjournment Proposal and the Special Meeting. Whether or not you plan to attend the Special Meeting, the Company urges you to read these materials carefully and vote your shares.

February 28, 2024	By Order of the Board of Directors,

/s/ Henry Monzon
Henry Monzon Chairman and Chief Executive Officer

Your vote is important. If you are a shareholder of record, please sign, date and return your proxy card as soon as possible to make sure that your shares are represented at the Special Meeting. If you are a shareholder of record, you may also cast your vote virtually at the Special Meeting. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank how to vote your shares, or you may cast your vote virtually at the Special Meeting by obtaining a proxy from your brokerage firm or bank. Abstentions and broker non-votes will be counted in connection with the determination of whether a valid quorum is established but will have no effect on the outcome of any of the Proposals.

If you have already delivered a properly executed proxy card and do not wish to change your vote, you do not need to deliver another proxy card. However, if you wish to change your vote after reviewing the changes to the proposals described in this Proxy Statement/Prospectus, you should fill out and deliver the enclosed proxy card previously mailed to you. The receipt of your revised proxy card and/or new voting instructions will revoke and supersede any proxy or voting instructions previously submitted.

Important Notice Regarding the Availability of Proxy Materials for the Extraordinary General Meeting to be held on March 19, 2024: This notice of meeting and the Proxy Statement/Prospectus are available for the brokers at https://www.cstproxy.com/nocturneacquisition/2024.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD PUBLIC SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING PUBLIC SHARES AND PUBLIC RIGHTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST TO THE TRANSFER AGENT BY 5:00 P.M. EASTERN TIME ON MARCH 15, 2024, THE DATE THAT IS TWO BUSINESS DAYS PRIOR TO THE SCHEDULED VOTE AT THE SPECIAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE PUBLIC SHARES FOR WHICH REDEMPTION IS REQUESTED, AND (3) Deliver or tender shares (and share certificate(s) (if any) and other redemption forms) TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED HEREIN OR IN THE PROXY STATEMENT/PROSPECTUS, AS APPLICABLE. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.

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